EXHIBIT 8.01

                   FORM OF LEGAL OPINION REGARDING TAX MATTERS

                            SMITH, ANDERSON, BLOUNT,
                      DORSETT, MITCHELL & JERNIGAN, L.L.P.
                                     Lawyers

                                                         Mailing Address
                                                          P.O. Box 2611
          OFFICES                ___________, 2002    Raleigh, North Carolina
2500 First Union Capitol Center                              27602-2611
 Raleigh, North Carolina 27601                               ---------
                                                      TELEPHONE: (919) 821-1220
                                                      FACSIMILE: (919) 821-6800

Capital Bank Corporation
4901 Glenwood Avenue
Raleigh, North Carolina  27612

First Community Financial Corporation
708 South Church Street
Burlington, North Carolina, 27215

          Merger pursuant to the Merger Agreement dated October 4, 2001 (the "Agreement"), by and between Capital Bank Corporation, a North Carolina corporation (the "Buyer"), and First Community Financial Corporation, a North Carolina corporation (the "Company").

Gentlemen:

     We have acted as counsel to the Buyer in connection with the proposed merger (the "Merger") of the Company with and into the Buyer pursuant to the terms of the Agreement. This opinion is being rendered pursuant to Section 8.1(f) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement.

     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     In rendering the opinion set forth below, we have relied, with your permission, upon certain written factual representations of the Buyer and the Company dated as of the date of this letter. We have assumed that any representation or statement made in connection with such representations that is made "to the best of knowledge" or similarly qualified is correct without such qualification. We have also assumed that when a person or entity making a representation has represented that such person or entity either is not a party to or does not have, or is not aware of, any plan or intention, understanding or agreement as to a particular matter, there is in fact no such plan, intention, understanding or agreement. We also have assumed that all such written representations will be true as of the Effective Time.

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     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code, the Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

     Based upon and subject to the foregoing, we are of the opinion that:

     (i) The Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code.

     (ii) No gain or loss will be recognized by the Buyer or the Company by reason of the Merger.

     (iii) The exchange or cancellation of Company Shares in the Merger will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of the Company to the extent such shareholders receive Buyer's Stock in exchange for their Company Shares.

     (iv) The basis of the Buyer's Stock to be received by a shareholder of the Company will be the same as the basis of the stock of the Company surrendered in connection with the Merger, decreased by the amount of any cash received by the shareholder in the Merger and increased by the amount of any gain recognized by such shareholder.

     (v) Section 356 of the Code will apply to shareholders of the Company who receive both cash and Buyer's Stock in the Merger and will govern the amount and character of any gain recognized by such shareholders.

     (vi) The holding period of the shares of the Buyer's Stock to be received by a shareholder of the Company will include the period during which the shareholder held the Company Shares surrendered in connection with the Merger, provided that the Company Shares surrendered in connection with the Merger are held as a capital asset at the Effective Time of such Merger.

     Our opinion expressed in this letter is based on current law and upon facts and assumptions as of the date of this letter. Our opinion is subject to change in the event of a change in the applicable law, a change in the interpretation of the applicable law by the courts or by the Internal Revenue Service or a change in any of the facts or assumptions upon which the opinion is based. There is no assurance that legislative, regulatory, administrative or judicial developments may not be forthcoming which would significantly modify the statements or opinion expressed in this letter. Any such developments may or may not be retroactive. This opinion represents our best legal judgment but has no binding effect or official status of any kind. As a result, no assurance can be given that the opinion expressed in this letter will be sustained by a court if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

                                   Very truly yours,


                                        SMITH, ANDERSON, BLOUNT, DORSETT,
                                        MITCHELL & JERNIGAN, L.L.P.